SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 OCTOBER 4, 2000


                                     VIVENDI

                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     X         Form 40-F
                                    -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No     X
                              -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                               N.A.

                                  EXHIBIT LIST




Exhibit       Description

99.1          Letter to Shareholders

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          VIVENDI


                                          By:  /s/ Jean-Francois Dubos
                                             ---------------------------------
                                             Name: Jean-Francois Dubos
                                             Title: Company and Board Secretary

Date:  October 4, 2000

                                                                    Exhibit 99.1
                                                                    ------------

     SHAREHOLDER NEWS                                  SEPTEMBER 2000


     [title and text pages 1 and 2] CHAIRMAN'S STATEMENT

     VIVENDI UNIVERSAL

     On June 20, I informed you of our merger project with Seagram and Canal+, a three-way merger that would boost us to second place worldwide in communications--behind AOL Time Warner, but ahead of Disney. The new group, Vivendi Universal, will be based in France and will be a French company. It will cover the entire communications value chain: the creation of a very wide range of content (music, publishing, films, games, trade information, and so on), adaptation of content for the Internet, and direct consumer access via television, and fixed and mobile telephony.

     The merger is a unique opportunity to ensure Vivendi's growth in the global universe of communications by combining the strengths of Havas, Cegetel, Canal+, Universal Music, Universal Studios, and U.S.A. Networks. One of the major challenges for communications companies tomorrow will be their ability to offer consumers what they want, when they want it, wherever they are. Vivendi Universal is the winning combination for offering the best service to consumers and creating value for shareholders.

     We have successfully completed the first steps of our merger: we have approval from France's audiovisual authority (CSA) and the competition authorities in the United States and Canada, and, above all, Vivendi was listed on the New York Stock Exchange. The listing, with effect from September 12, is in itself an important event for our group, which achieves much greater visibility on the international scene. It is also a major step toward the creation of Vivendi Universal.

     At the time of writing, we are still awaiting certain authorizations so that Vivendi Universal can be created. Between now and the end of 2000, you--Vivendi's shareholders--will be invited to approve, as widely as possible, this merger at a shareholders' meeting.

     Our teams are already meeting together, getting to know each other and working on all the new products and services that we will be able to offer customers. A merger can only succeed if the teams quickly learn to work together, and it is our intention that Vivendi Universal become an integrated and united group, not simply a juxtaposition of businesses.


     SHARE PRICE

     Vivendi's share price has been up and down since the announcement of the proposed merger. Projects of this scope always provoke a market reaction. However, the performance of Vivendi's share compares favorably with that of media and telecommunications stock.

     NET SALES

     Vivendi's half-year net sales for 2000 are 19.4 billion euros, up almost 50% excluding construction and property, of which 15% is accounted for by internal growth--a sure sign of the group's dynamism. Communications, with net sales up 68% to 6 billion euros, now represents more than 30% of the total. Net sales for Environmental Services reached 12.5 billion euros, a 40% increase.


     VIVENDI ENVIRONNEMENT

     The flotation of some 30% of Vivendi Environnement's capital on the Paris Bourse on July 20 was a great success with individual shareholders. About 600,000 subscribed, of whom 40% are Vivendi shareholders. Introduced at a price of 32.50 euros per share for individuals, Vivendi Environnement's share price has been above 40 euros since early September.


     FULFILLMENT OF A STRATEGY

     We have come a long way, with the partial flotation of Vivendi Environnement to give it increased resources for growth; Vivendi's listing on the New York stock exchange to strengthen the international stature of its share; and soon, if you vote in favor, the merger with Canal+ and Seagram. This is the fulfillment of the strategy of the last four years: to make Vivendi, a French group, a world leader in the two major businesses of the twenty-first century, communications and environmental services.

     None of this would have been possible without your loyal support. Thank you for your confidence.


     [photo caption page 1]

     Jean-Marie Messier
     Chairman and CEO


     [quote in bold page 1]

     This merger is a unique opportunity to ensure Vivendi's growth in the global universe of communications


     [title and text page 3]

     PROPOSED POST-MERGER ORGANIZATION

     Executive committee

     Jean-Marie Messier, Edgar Bronfman, Jr., Eric Licoys, Pierre Lescure, Philippe Germond, Henri Proglio, and Guillaume Hannezo.

     Board of Directors

     The 14 existing Vivendi directors, plus Pierre Lescure and five directors from Seagram's Board (three Bronfman family representatives and two independent directors).

     Vivendi Universal

     Vivendi Environnement
     HENRI PROGLIO
     Vivendi Water
     Connex
     Onyx
     Dalkia

     Television/Film
     PIERRE LESCURE
     Canal+
     Universal Studios

     Publishing
     ERIC LICOYS
     Havas
     Havas Interactive

     Music
     DOUG MORRIS
     Universal Music and all its labels

     Internet
     PHILIPPE GERMOND
     VivendiNet
     Vizzavi

     Telecoms
     PHILIPPE GERMOND/FRANCK ESSER
     Cegetel
     Vivendi Telecom International

     VIVENDI UNIVERSAL'S MANAGEMENT TEAM

     JEAN-MARIE MESSIER will be chairman and CEO of Vivendi Universal. EDGAR BRONFMAN, JR., currently president and CEO of Seagram, will be vice chairman of Vivendi Universal. He will have responsibility for the music division, and will supervise Internet activities. Eric Licoys and Pierre Lescure will be co-chief operating officers (COO).

     The communications business of Vivendi Universal will be divided into five divisions. PIERRE LESCURE, head of Canal+, will have responsibility for all television and film activities (excluding the group's interest in U.S.A. Networks).

     Publishing remains the responsibility of ERIC LICOYS, chairman of Havas and COO of Vivendi Universal.

     DOUG MORRIS, a well-known figure in the music world for many years, remains at the head of Universal Music, number one worldwide with a market share of around 22% (about 28% in the United States and 35% in France).

     PHILIPPE GERMOND, who took over from Jean-Marie Messier as chairman of Cegetel in early June, will have responsibility for Internet developments. He will share responsibility for telecommunications with FRANCK ESSEr, Cegetel's current COO.

     [section heading page 4] VIVENDI, CANAL+, SEAGRAM MERGER

     [title] VIVENDI UNIVERSAL TO BE LISTED IN PARIS, NEW YORK AND TORONTO

     Terms of the transaction


     FOR VIVENDI SHAREHOLDERS

     Vivendi shareholders will automatically receive one Vivendi Universal share for one Vivendi share owned at the date of the shareholders' meeting approving the merger.

     There will be no tax liability on the conversion into Vivendi Universal shares for Vivendi shareholders.


     FOR CANAL+ SHAREHOLDERS

     On completion of the transaction, Canal+ shareholders will receive two Vivendi Universal shares for one Canal+ share, and one share of the new Canal+ France (the company owning the activities subject to French regulation).


     FOR SEAGRAM SHAREHOLDERS

     The share exchange ratio has been set at between 0.7 and 0.8 of a Vivendi share for each common share of Seagram stock held, depending on the evolution of the Vivendi share price and the change in the value of the euro against the U.S. dollar. Since June 20, the Vivendi share price and the euro exchange rate have so far led to a share exchange ratio of 0.8, which is the maximum. The final share exchange ratio will be based on the average price on the Paris Bourse over the 20 days before the shareholders' meetings.

     [title of graph, page 4]

     VIVENDI SHARE PERFORMANCE

     Since June 20, 2000, when the merger was announced

     Vivendi +4.37%
     Euro Stoxx 50 -2.06%
     Media -3.38%
     Telecoms -16.57%


     [caption, graph] From June 20, 2000 to September 15, 2000

     Between June 20 and September 15, 2000, the Vivendi share price increased 4.37%. This performance is better than that of the Euro Stoxx 50, and media and telecoms stocks.


     [title, page 5]

     OVERVIEW OF SEAGRAM

     Seagram was created in 1924 by Samuel Bronfman. The company's original business was in wine and spirits. Since then, it has become one of the world's leading communications and entertainment corporations. Seagram owns UNIVERSAL MUSIC, the number one worldwide in music, the legendary UNIVERSAL STUDIOS, and numerous theme parks in Hollywood, Orlando, Barcelona and, soon, Japan. Seagram also owns a 43% stake in U.S.A. NETWORKS, one of the major players in cable television and e-commerce in the United States.

     At June 30, 2000, Seagram had operations in 63 countries worldwide, and approximately 34,500 employees, including 25,000 in communications.

     The Seagram group is listed on the New York and Toronto stock exchanges. The Bronfman family is the main Seagram shareholder, with 24% of the group's equity capital.

     [title of graph] SEAGRAM KEY FIGURES*

     Fiscal year ending June 30

     * excluding wine and spirits

     Net sales in US$m**

     1999

     Total: 7,500
     Theme parks: 818
     Filmed entertainment: 2,931
     Music: 3,751

     2000

     Total: 10,578
     Theme parks: 862
     Filmed entertainment: 3,480
     Music: 6,236

     ** At June 30, 2000, 1 euro = US$0.97

     EBITDA IN US$M**
     (earnings before interest, tax, depreciation, and amortization)

     1999

     Total: 344
     Theme parks: 133
     Music: 347
     Filmed entertainment: (136)

     2000

     Total: 1,145
     Theme parks: 188
     Music: 1,018
     Filmed entertainment: (61)

      [box item, page 5]

     Seagram's NET SALES IN COMMUNICATIONS grew 41% during the fiscal year ended June 30, 2000. The 66% growth in music during that period was principally attributable to the full-year consolidation of PolyGram (acquired in December 1998) and record album sales: five albums sold more than FIVE MILLION COPIES (compared with two albums the previous year), and 60 others sold more than one million. FILMED ENTERTAINMENT showed 19% growth due primarily to the success of Gladiator, Erin Brockovich and U-571, and to record sales of videos and DVDs. Over the same period, EBITDA (earnings before interest, tax, depreciation, and amortization) more than tripled. This strong growth, due principally to music, is the result of cost-cutting efforts combined with very good sales performance.


     [title and text, pages 6 and 7]

     UNIVERSAL MUSIC
[X]  NO. 1 WORLDWIDE IN MUSIC

[X]  Net sales of US$6.2 BILLION at June 30, 2000, a year-on-year rise of
     66%

[X]  Operations in 63 COUNTRIES

[X]  Catalog of 800,000 TITLES

[X] More than 20 PRESTIGIOUS LABELS including Deutsche Grammophon, Verve, Philips, Barclay, and Universal Records

[X] Such WELL-KNOWN ARTISTES as Shania Twain, Elton John, U2, Andre Rieu, Serge Gainsbourg, Yves Montand, Barbara, Leo Ferre, and Johnny Hallyday




     WHY IS VIVENDI INTERESTED IN MUSIC?

     Music is the ideal content for the Internet because it can be digitized and very easily distributed. The Internet is therefore a fantastic vehicle for growth in the music business.

     Today, there are only 65,000 points of sale for music around the world, and only 5% of the population buys 80% of the music available. Tomorrow, through the Internet, music will be accessible any place, any time, and on any communications device.

     Musical content will be enhanced on the Internet, with photos, concerts, and video clips, and consumers will be able to personalize it.

     HOW WILL YOU KNOW HOW TO MANAGE THIS NEW BUSINESS?

     Vivendi Universal's music division, under the responsibility of Edgar Bronfman, Jr., will be run by Doug Morris and other recognized professionals in each of the 63 countries where Universal Music has operations. Universal Music is number one worldwide in music, with leadership positions in each major region. Vivendi Universal is not about to change a winning team!

     WHAT ABOUT PIRACY?

     Over and beyond the legal actions under way to protect royalties and technical measures such as encryption, the best response to the risks of music piracy is to make consumers a more interesting offer. Consumers will be prepared to pay for a reliable service, offering rich content that can be personalized.

     Universal Music is already testing a music site (bluematter), which will offer the possibility of downloading music. In addition, consumers should be able to make reservations for concerts, see photos of artistes, and so on.

     WHAT SYNERGIES ARE THERE BETWEEN UNIVERSAL MUSIC AND VIVENDI'S OTHER BUSINESSES?

     With Vizzavi, Vivendi Universal is very well positioned to take advantage of the explosion in distributing music over the Internet. Vizzavi users will soon be able to access Universal Music's catalog from their mobile phone, be informed of new releases (as already happened for the latest Johnny Hallyday album), or listen to extracts from new albums on an exclusive basis before they are released or aired on the radio.

     AND FRENCH CULTURE?

     This merger will "bring home" a wonderful catalog of French and French-language artistes like Leo Ferre, Johnny Hallyday, Mylene Farmer and Pierre Boulez. The Universal Music Group supports artistic creation in all 63 countries where it operates. In France, for example, the group owns 50% of French music.

     [photo caption page 6] Five great stars of the prestigious Universal Music label: Andrea Bocelli, Johnny Hallyday, Ella Fitzgerald, Florent Pagny, and Luciano Pavarotti

     [sentence below photos on top of page 7] Of the albums produced by Universal Music during the fiscal year ended June 30, 2000, 65 sold more than a million copies

     [caption under photo of Sting] Sting: five million albums sold in 1999/2000

     [sentence at bottom of page 7] Tomorrow, through the Internet, music will be accessible any place, any time, and on any communications device


     [page 8]

     UNIVERSAL STUDIOS
[X]  Net sales of US$4.4 billion at June 30, 2000, up 19% over one year

[X] Library of more than 4,000 films and over 24,000 episodes of televised series

[X]  Video

[X]  Television

     CANAL+
[X]  Net sales ofEuro 3.3 billion at December 31, 1999, up 16% over one year

[X]  More than 14 million subscriptions

[X] Library of 5,600 films and more than 7,000 hours of television programs

[X]  Leading pay-TV operator in Europe



     WHY WAS CANAL+ INCLUDED IN THE MERGER PROJECT WITH SEAGRAM?

     Canal+ is Europe's leading pay-TV and digital television operator, and number one for the release of theme channels in Europe. The company also operates in the production, rights purchasing, release and distribution of film, television, video and multimedia entertainment products. Through the merger, Vivendi Universal will be the only European film major with a library of almost 10,000 films, a very wide range of television series, and teams recognized worldwide for their creativity and originality.

     WHAT DOES THE AMERICAN FILM INDUSTRY BRING TO THIS MERGER?

     Films are only a part of what Seagram is bringing to the merger, but it's a part that offers an excellent fit with Canal+. This transaction will make Vivendi Universal the world's principal bi-cultural player in film production and library management.

     ISN'T HOLLYWOOD A BIT OF A GAMBLE?

     Pierre Lescure, the current chairman and CEO of Canal+, will have responsibility for Vivendi Universal's television/film division (excluding U.S.A. Networks). Canal+ has wide-ranging experience in this business and the film milieu.
     The U.S. film studios will be run in the US by American professionals.

     WHAT DOES TELEVISION REPRESENT FOR UNIVERSAL STUDIOS?

     Universal Studios owns more than 24,000 episodes of television series, including cult series like Magnum, Columbo and Miami Vice. A short while ago, Universal also established a presence in Europe with action and suspense film channels like "13e Rue" in France (offered as part of Canal+'s satellite package).

     WILL CANAL+ KEEP ITS OWN IDENTITY?

     Canal+'s independence and strength depend on its position in the world's audiovisual market being reinforced. This will be done in a way that fully respects the company's identity and freedom of tone, which have made it the leading European pay-TV channel.


     [photo caption, page 8] Ridley Scott's Gladiator, a spectacular reconstruction of life in Roman times, is one of the recent successes of Universal Studios


     [photo captions, page 9] U-571, a Universal Studios-Canal+ co-production, and Jurassic Park

     Universal, a name that is synonymous with the greatest films ever produced, has a heritage of more than 85 years in film production

     Julia Roberts in Erin Brockovich


     [quote in bold at bottom of page] This merger will give Canal+ even more of an edge for negotiating with other movie majors


     [box item page 9]

     U.S.A. NETWORKS
     Seagram owns a 43% stake in U.S.A. Networks, one of the biggest players in cable television in the United States.

     U.S.A. Networks is present in the following sectors: operation of cable TV channels and production of TV programs; TV shopping, principally through Home Shopping Network; and e-commerce over the Internet. The company's business fits well with that of Canal+ and Vizzavi, and also with the products of Havas, Havas Interactive, and Universal.

     [section heading page 10] Corporate life

     HIGHLIGHTS - COMMUNICATIONS

     DIABLO II

     At the beginning of July, Havas Interactive launched Diablo II, the follow-on from Diablo, the game where players select a character to adventure through a dark fantasy land. It was the biggest ever launch of a PC game, with two million copies on the shelves the first day and simultaneous release in eight languages!

     Diablo II's success strengthens Havas Interactive's position as co-leader worldwide and number one in the United States for PC entertainment software.

     VIZZAVI IS UP AND RUNNING!

     You want to follow the results of a soccer match live, consult your bank account, or simply check out the weather from your mobile phone? That's just what you can do with Vizzavi, which was launched in France on June 19. Vizzavi, the multi-access Internet portal, is available by SFR WAP mobile phone or from a computer (www.vizzavi.fr). It already offers almost 200 services that can be personalized based on your areas of interest and needs. Vizzavi will also be available on Canal+ and CanalSatellite, and on PDAs in 2001.

     THIRD GENERATION MOBILE PHONES

     The Xfera consortium, which comprises major Spanish companies and has Vivendi as main shareholder, won the new third generation UMTS mobile telecommunications license in Spain. The commercial opening is planned for August 2001, and is expected to make Xfera the top new entrant operator in this new technology in Europe.


     [page 11]

     HIGHLIGHTS - ENVIRONMENTAL SERVICES

     VIVENDI ENVIRONNEMENT ATTRACTS 600,000 INDIVIDUAL SHAREHOLDERS

     Vivendi Environnement, the world number one in environmental services, was floated on the Paris Bourse on July 20. The public offering, worth a total of 4.3 billion euros, was such a resounding success with individual shareholders that the number of shares reserved for them compared with institutional investors was increased.

     As a result, 600,000 individual shareholders were able to subscribe at an issue price set for them at 32.50 euros per share.

     [photo caption] Henri Proglio, chairman of Vivendi Environnement's management board: "Leadership and growth are the two words that best describe our company."


     [box item, left]

     ONYX IN EGYPT

     In September, Onyx won the first waste management contract to be awarded by a province of Egypt to a private operator. The 15-year contract is worth 500 million euros, and calls for the collection and treatment of one million metric tons of waste a year for the 3.5 million inhabitants of the province of Alexandria.


     [box item, bottom of page]

     PARTNERSHIP WITH EDF

     France's electricity utility, EDF, and Vivendi Environnement have signed a protocol of agreement to combine their energy services businesses.

     The partnership between Dalkia, European leader in energy-related services, and EDF, European leader in power generation and sales, brings together all the conditions needed to make a project that will create value: complementary industrial skills, an improved offer to customers, and the objective of expanding in Europe and throughout the world.


     [page 12]


     [graph]


     [title] Stock market information

     Share price in euros

     Vivendi
     Euro 91.95
     +179.14%

     Euro Stoxx 50
     100 index at Oct. 27, 1997
     5,199.14
     +123.02%

     Vivendi (in euros). Weekly prices

     Euro Stoxx 50 adjusted to Vivendi share price at October 27, 1997 (Index comprising a selection of 50 European stocks in the euro zone)



     DIARY
     Your dates with Vivendi

     SHAREHOLDERS' STOCK MARKET INITIATION WORKSHOPS

     Saturday, October 21, 2000, in Marseille
     Saturday, November 4, 2000, in Paris
     Saturday, November 25, 2000, in Dijon
     Saturday, December 16, 2000, in Tours

     Internet training in the shareholders' reception area at group headquarters

     "Using the Internet"
     Wednesdays from 2.30 p.m. to 4.30 p.m.

     "The Internet and the stock market"
     Mondays from 2.30 p.m. to 4.30 p.m.

     ACTIONARIA FAIR

     Friday, November 17 and Saturday November 18 at the Palais des Congres conference center in Paris

     In 1999, more than 5,400 people visited the Vivendi stand, and appreciated the quality of information available, as well as the welcome they received. Vivendi is among the top companies present at this fair, which is the biggest in France for shareholders and listed companies.

     (source: Cabinet TLB)

     Toll-free number in France: 0 805 806 807

      This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.